Exhibit 12

PEOPLESUPPORT, INC. AND SUBSIDIARY COMPANIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

Earnings per 503(d)(1)(C)	2006	2005	2004	2003	2002	2001

Pre-tax income	$14,508	$10,764	$1,461	$8,217	$(2,879)	$(11,657)
Interest expense	8	0	0	3	506	790
Estimated interest in rent expense	1,156	889	648	720	872	988
Interest capitalized	0	0	0	0	(15)	(41)

Earnings per 503(d)(1)(C)	$15,672	$11,653	$2,109	$8,940	$(1,516)	$(9,920)

Fixed Charges 503(d)(1)(B)	2006	2005	2004	2003	2002	2001

Interest expense and capitalized	$8	$0	$0	$3	$506	$790
Estimated interest in rent expense	1,156	889	648	720	872	988

Fixed charges per 503(d)(1)(B)	$1,164	$889	$648	$723	$1,378	$1,778

Ratio of earnings to fixed charges	13	13	3	12	n/a	n/a